SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF n° 01.545.826/0001-07 NIRE 35.300.147.952 Publicly-Held Company	CONSTRUTORA TENDA S.A. CNPJ/MF n° 71.476.527/0001-75 NIRE 35.300.348.206 Publicly-Held Company

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa”) and CONSTRUTORA TENDA S.A. (“Tenda”, and together with Gafisa, the “Companies”) hereby inform shareholders and the market that, in keeping with studies for a potential separation of the Gafisa and Tenda business units into two independent publicly traded Companies, the Companies’ management continue to work on its analysis of strategic alternatives for the Tenda business unit, with the aim of maximizing its value to Gafisa’s shareholders.

Since 2013, Tenda has been notably evolving both operationally and financially, taking advantage of a solid brand recognition, good opportunities and prospects of the low-income segment, supported by the Minha Casa, Minha Vida housing program.

The process of capturing the value of Tenda segment may encompass a tender offer and/or the sale of equity interest, in addition to a separation by way of a corporate restructuring.

Gafisa has engaged Rothschild as a financial advisor to analyze which options available for the business represent the best interests of shareholders, and will inform the market if and when it makes a decision on this matter.

São Paulo, August 16, 2016.

Gafisa S.A. André Bergstein Financial and Investor Relations Executive Officer	Construtora Tenda S.A. Felipe David Cohen Financial and Investor Relations Executive Officer

In compliance to CVM Instruction No. 358/2002, as amended, and the Conduct Manual Disclosure and Use of Information and Securities Trading Policy Issued by Gafisa S.A., the release of this Material Fact will be on the following websites: www.cvm.gov.br, www.gafisa.com.br/ri and http://economia.estadao.com.br/fatos-relevantes/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 16, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer